UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2026

Commission file number:

001-14251

SAP EUROPEAN COMPANY

(Translation of registrant's name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

SAP SE

FORM 6-K

On July 24, 2026, SAP SE, (“SAP"), filed a quarterly statement with Deutsche Boerse AG for the second quarter ended June 30, 2026 (the “Quarterly Statement”). The Quarterly Statement is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On July 24, 2026, SAP filed a half-year report with Deutsche Boerse AG for the first half ended June 30, 2026 (the “Half-Year Report”). The Half-Year Report is attached as Exhibit 99.2 hereto and incorporated by reference herein

The Quarterly Statement and the Half-Year report disclose certain non-IFRS measures. These measures are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS.

Please refer to Explanations of Non-IFRS Measures online (https://www.sap.com/investors/performance-measures) for further information regarding the non-IFRS measures.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the "SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

This filing is also intended to fulfil the NYSE rules set forth in Sections 103.00 and 203.03.

EXHIBITS

Exhibit No.	Exhibit

99.1	Quarterly Statement dated July 23, 2026
99.2	Half-Year Report dated July 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christopher Sessar
	Name:	Dr. Christopher Sessar
	Title:	Chief Accounting Officer

By:	/s/ Julia Zicke
	Name:	Dr. Julia Zicke
	Title:	Head of External Reporting and Accounting Technology

Date: July 28, 2026

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Quarterly Statement dated July 23, 2026
99.2	Half-Year Report dated July 23, 2026

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